AMENDMENT TO
AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

This Amendment dated as of April 1, 2017, is to the Amended and Restated Investment Management Agreement made as of the 1st day of May, 2013 (the “Agreement”) by and between TEMPLETON ASSET MANAGEMENT LTD, a U.S. registered investment adviser and a corporation organized under the laws of Singapore (the “Manager”), and TEMPLETON GLOBAL INVESTMENT TRUST (the “Trust”), on behalf of Templeton Emerging Markets Small Cap Fund (the “Fund”).

WITNESSETH:

WHEREAS, both the Manager and the Trust, on behalf of the Fund, wish to amend Paragraph 4 of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust present in person, approved the following amendment at a meeting called for such purpose on February 28, 2017.

            NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that Paragraph 4 of the Agreement is removed and replaced with the following:

(4)        The Fund agrees to pay to the Manager a monthly fee in dollars at an annual rate of the Fund’s daily net assets during the month preceding each payment, as listed below, payable at the end of each calendar month:

1.45%, up to and including $500 million;

1.40% over $500 million, up to and including $5 billion;

1.35% over $5 billion, up to and including $10 billion;

1.30% over $10 billion, up to and including $15 billion;

1.25% over $15 billion, up to and including $20 billion;

1.20% over $20 billion.

The Manager may waive all or a portion of its fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of its services.  The Manager shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of the Fund’s expenses, as if such waiver or limitation were fully set forth herein.

            IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

TEMPLETON ASSET MANAGEMENT LTD

By: /s/TEK KHOAN ONG
      Tek Khoan Ong
      Director

TEMPLETON GLOBAL INVESTMENT TRUST, on behalf of Templeton Emerging Markets Small Cap Fund

By: /s/LORI A. WEBER
      Lori A. Weber
      Vice President and Secretary